UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian, Shenzhen, China, 518034
(86) 755-8351-0888

copies to:
Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman LLP
2300 N. Street, NW
Washington, DC 20001
(202) 663-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO: 16942J105

1.	NAMES OF REPORTING PERSONS WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,392,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,392,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,392,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON CO (3)

(1) Whitehorse Technology Limited ("Whitehorse") has shared voting and dispositive power over these shares with its sole shareholder, Mr. Tu Guo Shen ("Mr. Tu"). Ms. Li Zhi Qun , Mr. Tu’s spouse, does not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) Based on 69,063,257 shares of common stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) Whitehorse is a company organized and existing under the laws of the British Virgin Islands.

CUSIP NO: 16942J105

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE'S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,358,435
	8.	SHARED VOTING POWER 11,392,000 (1)
	9.	SOLE DISPOSITIVE POWER 5,358,435
	10.	SHARED DISPOSITIVE POWER 11,392,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,760,435 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Mr. Tu Guo Shen ("Mr. Tu") is deemed to be the beneficial owner of the 11,392,000 shares directly owned by Whitehorse Technology Limited ("Whitehorse") pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Whitehorse. Mr. Tu is the sole shareholder of Whitehorse.

(2) Includes 10,000 shares directly owned by Ms. Li Zhi Qun, Mr. Tu’s spouse. Mr. Tu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) Based on 69,063,257 shares of common stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2010. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP NO:  16942J105

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LI ZHI QUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,760,435 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 5,358,435 shares directly owned by Mr. Tu Guo Shen (“Mr. Tu”), Ms. Li Zhi Qun’s spouse, and 11,392,000 shares directly owned by Whitehorse Technology Limited of which Mr. Tu is the sole owner. Ms. Li expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) Based on 69,063,257 shares of common stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2010. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on January 11, 2008 (the “Schedule 13D”) by Whitehorse Technology Limited, a British Virgin Islands company (“Whitehorse”), Tu Guo Shen (“Mr. Tu”) and Li Zhi Qun (“Ms. Li,” together with Whitehorse and Mr. Tu, the “Reporting Persons”). This Amendment No. 1 relates to the common stock, par value $.0001 per share (the “Common Stock”), of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

On March 18, 2008 and March 20, 2008, Mr. Tu used personal funds of $2.10 million to purchase 143,500 shares and 7,500 shares of the Common Stock in the open market at a price of $13.909 and $14.0424 per share, respectively. Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu. However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 151,000 shares acquired by Mr. Tu (the “Purchased Securities I”).

On October 17, 2008, November 3, 2008 and November 4, 2008, Ms. Li gifted 1,022,063, 1,334,563 and 270,874 shares of the Common Stock to Mr. Tu, respectively (the “Gifted Securities”).

On November 3, 2008, Mr. Tu used personal funds of $0.74 million to purchase 68,850 shares of the Common Stock from a third party in a private transaction at a price of $10.75 per share. Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu. However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 68,850 shares acquired by Mr. Tu (the “Purchased Securities II”).

On November 4, 2008, Mr. Tu used personal funds of $3.45 million to purchase 336,085 shares of the Common Stock from a third party in a private transaction at a price of $10.28 per share. Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu. However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 336,085 shares acquired by Mr. Tu (the “Purchased Securities III”).

On November 17, 2008, Mr. Tu directly acquired 2,000,000 shares of the Common Stock as a result of a grant under the Issuer’s 2007 Equity Incentive Plan. The shares are subject to a five-year vesting schedule. Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu. However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 2,000,000 shares acquired by Mr. Tu (the “Granted Securities”).

On March 21, 2008, Whitehorse used available cash of $1.53 million to purchase 109,600 shares of the Common Stock in the open market at a price of $13.99 per share. Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu. However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 109,600 shares acquired by Mr. Tu (the “Purchased Securities IV”).

From April 16, 2008 to August 20, 2008, pursuant to a written plan adopted in accordance with Rule 10b5-1 of the Exchange Act, Whitehorse used available cash of approximately $4.79 million to purchase a total of 282,400 shares of the Common Stock in the open market. Ms. Li indirectly acquired beneficial ownership of such stock as the spouse of Mr. Tu. However, for purposes of Rule 13d-3 promulgated under the Exchange Act and this Statement, Ms. Li expressly disclaims beneficial ownership of the 282,400 shares acquired by Mr. Tu (the "Purchased Securities V," together with Purchased Securities I, Purchased Securities II, Purchased Securities III, Purchased Securities IV, Granted Securities and Gifted Securities, the "Securities").

On January 11, 2008, in connection with the issuance and sale of $50,000,000 in aggregate principal amount of Exchangeable Senior Secured Notes due 2012 (the "Notes") to a certain purchaser, Whitehorse and Mr. Tu entered into an indenture (the "Indenture") and a pledge and security agreement (the "Pledge Agreement"), pursuant to which they originally pledged a total of 8,750,000 shares of Common Stock directly and indirectly beneficially owned by Whitehorse and Mr. Tu. As of the date of this Amendment No. 1, Whitehorse and Mr. Tu have collectively pledged a total of 15,508,085 shares of Common Stock directly and indirectly beneficially owned by them to secure Whitehorse’s obligations under the Notes (the "Pledged Shares").

On November 23, 2008, Whitehorse and Mr. Tu entered into that certain side letter with holders of the Notes, which was subsequently amended on April 30, 2009 (the "Side Letters") pursuant to which the parties agreed to an early redemption of the Notes based on certain amortization schedules with the final payment due on April 30, 2010.

On April 28, 2010, Whitehorse and Mr. Tu entered into a Notes Repurchase and Warrant Purchase Agreement (the "Repurchase Agreement") with holders of all of the outstanding Notes (the "Existing Noteholders") under which Whitehorse agreed to pay to the Existing Noteholders a total purchase price equal to US$50 million and issue Warrants (i.e., these warrants will constitute the right to acquire shares of Common Stock of the Issuer that are already issued and outstanding and held by Whitehorse and not to acquire authorized, but unissued shares of the Issuer’s Common Stock) (the "Warrants") to purchase up to 4.4 million shares of the Common Stock in full satisfaction and discharge of any payment or other obligations under the Notes, including, among other things, any obligation arising from or under the Indenture and the Side Letters. The Repurchase Agreement provides, among other things, that (i) on or prior to May 5, 2010, Whitehorse will pay $30 million to DB Trustees (Hong Kong) Limited, as the paying agent and security agent for the Notes (the "Trustee") and the Existing Noteholders will instruct the Trustee to return 8.8 million Pledged Shares to Whitehorse and Mr. Tu; and (ii) at or prior to the earlier of (a) June 15, 2010 and (b) the date that Whitehorse receives debt financing from any financial institution in an amount greater than $35,000,000, Whitehorse will pay the remaining $20 million to the Trustee and issue and deliver the Warrants to the Existing Noteholders in exchange for the cancellation of the remaining outstanding Notes and the return of the remaining 6,708,085 Pledged Shares. If Whitehorse makes the first payment of $30 million, but fails to make the last payment of $20 million, Whitehorse will only be liable to pay or cause to be paid to the Trustee $31,000,000 and interest on such amount at a rate equal to thirty five percent (35%) per annum, as accrued from and including June 15, 2010 to but excluding the payment date (the "Repayment Amount"). In addition, the Existing Holders’ recourse to the Repayment Amount will be limited to and satisfied from the 6,708,085 Pledged Shares.

Under the Repurchase Agreement, if the final payment of $20 million is made by Whitehorse, Whitehorse will issue Warrants to the Existing Noteholder and enter into a pledge and security agreement relating to the pledge of 4.4 million shares of Common Stock to secure the performance of its obligation under the Warrants (the "New Pledge Agreement"). The Warrant holders’ recourse under the Warrants will be limited to and satisfied from the 4.4 million shares of Common Stock so pledged. The Warrants are exercisable after one year from the issuance and have a term of seven years with an initial exercise price of $10 per share. Whitehorse has a right to redeem the Warrants in its entirety on or before September 30, 2010 with a total price of $11 million (plus interest if the redemption is exercised after June 15, 2010). Holders of the Warrants have rights to require Whitehorse to repurchase the Warrants in the event of a Termination of Trading, as therein defined, at a total repurchase price of $11 million (plus interest if such event occurs within two years after the issuance of the Warrants).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

The Reporting Persons acquired the Securities for general investment purposes.

As of the dates of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the transaction related to the pledge and issuance of Warrants discussed in Item 3 above which may result in disposition of the Common Stock if Whitehorse fails to performance its obligations under the Notes and the Repurchase Agreement or if any holder of the Warrants elects to exercise all or portion of the Warrants.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following Items 5(a) and (b) and Items 5(c) and (d) are hereby amended to add the following at the end of the discussion:

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Whitehorse beneficially owns 11,392,000 shares of the Common Stock, representing 16.5% of the outstanding shares of the Common Stock (based on 69,063,257 shares of Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2010).

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Tu beneficially owns 16,760,435 shares of the Common Stock, representing 24.3% of the outstanding shares of the Common Stock (based on 69,063,257 shares of Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2010). This number includes 10,000 shares directly owned by Ms. Li, Mr. Tu’s spouse. Mr. Tu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Li beneficially owns 16,760,435 shares of the Common Stock, representing 24.3% of the outstanding shares of the Common Stock (based on 69,063,257 shares of Common Stock outstanding as of April 22, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2010). This number includes 5,358,435 shares directly owned by Mr. Tu, Ms. Li’s spouse, and 11,392,000 shares directly owned by Whitehorse of which Mr. Tu is the sole owner. Ms. Li expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(b) Whitehorse and Mr. Tu have shared voting and dispositive power over the 11,392,000 shares of the Common Stock that are directly beneficially owned by Whitehorse. Mr. Tu is the sole shareholder of Whitehorse.

Mr. Tu has sole voting and dispositive power over 5,358,435 shares of the Common Stock.

Ms. Li has sole voting and dispositive power over 10,000 shares of the Common Stock.

(c) As described in Item 3 hereto, Whitehorse and Mr. Tu has entered into the Repurchase Agreement with the Existing Noteholders on April 28, 2010.

A copy of the Repurchase Agreement is attached hereto as Exhibit 15 and is incorporated herein by reference.

(d) Pursuant to the terms of the New Pledge Agreement discussed above in Item 3, upon an event of default, as therein defined, all rights of the pledgors to receive the dividends that they would otherwise be authorized to receive and retain in regards to the pledged shares shall become vested in the collateral agent.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As described in Item 3 hereto, Whitehorse and Mr. Tu have entered into the Repurchase Agreement. The information set forth in Item 3 with respect to the Repurchase Agreement is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 15	Notes Repurchase and Warrant Purchase Agreement, dated April 28, 2010, Whitehorse, Mr. Tu, Abax Nai Xin A Ltd.,among Abax Jade Ltd. and Abax Lotus Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2010

/s/ Tu Guo Shen
Name: Tu Guo Shen

/s/ Li Zhi Qun
Name: Li Zhi Qun

WHITEHORSE TECHNOLOGY LIMITED

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer